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                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                     SCHEDULE 13D

                      UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO.         )*
                                             --------

                            Northstar Computer Forms, Inc.
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                                   (Name of Issuer)


                        Common Stock, par value $.05 per share
--------------------------------------------------------------------------------
                            (Title of Class of Securities)


                                        667031
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                                    (CUSIP Number)


                                    Mary Ann Morin
                            Northstar Computer Forms, Inc.
                             7130 Northland Circle North
                               Brooklyn Park, MN  55428
                                    (612) 531-7340
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              (Name, Address and Telephone Number of Persons Authorized
                        to Receive Notices and Communications)

                                  December 20, 1996
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                Date of Event Which Requires Filing of this Statement


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

     Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7.)

NOTE:Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.




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                                  CUSIP No.  667031


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 (1) Names of Reporting Persons.  S.S. or              E. Burke Hinds, Trustee
 I.R.S. Identification Nos. of Above Persons           (see Item 2. for list
                                                       of trusts)

-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member             (a)  / /
 of a Group (See Instructions)                         (b)  / /
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 (3) SEC Use Only

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 (4) Source of Funds (See Instructions)                OO

-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings
 is Required Pursuant to Items 2(d) or 2(e)
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 (6) Citizenship or Place of Organization              United States

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Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power              320,057
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power              0
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power              320,057
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power              0
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned
     by Each Reporting Person                          320,057
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row
     (11) Excludes Certain Shares

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount
     in Row (9)                                        18.6%
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(14) Type of Reporting Person
                                                       IN
-------------------------------------------------------------------------------



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ITEM 1.   SECURITY AND ISSUER

     Class of stock:  Common Stock, par value $.05 per share

     Name and address of issuer:   Northstar Computer Forms, Inc.
                                   7130 Northland Circle North
                                   Brooklyn Park, MN  55428

ITEM 2.   IDENTITY AND BACKGROUND

     E. Burke Hinds is sole trustee of the following trusts:

     1. Roger T. Bredesen Income A Trust dated June 29, 1990 (Tax ID 41-6328478)

     2. E. Fay Bredesen 1996 Annuity Trust U/A dated December 20, 1996 (Tax ID ###-##-####)

     3. Roger T. Bredesen 1996 Annuity Trust U/A dated December 20, 1996 (Tax ID ###-##-####)

     E. Burke Hinds' business address is 100 S. 5th Street, Suite 1100, Minneapolis, Minnesota, 55402. He is an attorney.

     E. Burke Hinds has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) in the last five years.

     E. Burke Hinds has not been a party to a civil proceeding for which he was subject to a judgment, decree or final order enjoining future violations of, or prohibiting of mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws in the past five years.

     E. Burke Hinds is a natural person and a citizen of the United States.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     N/A

ITEM 4.   PURPOSE OF TRANSACTION

     This Schedule 13D is being filed as a result of the Reporting Person having become the trustee of two newly created trusts, the E. Fay Bredesen 1996 Annuity Trust dated December 20, 1996 and the Roger T. Bredesen 1996 Annuity Trust dated December 20, 1996, as well as continuing to serve as trustee of the Roger T. Bredesen Income A Trust dated June 29, 1990, for which a Schedule 13G was filed on February 12, 1992.

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     The Reporting Person has no plans or proposals regarding the issuer.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

     E. Burke Hinds, as trustee, is the beneficial owner of an aggregate of 320,057 shares of common stock of the issuer (the "Shares"). This represents 18.6% of the issuer's outstanding shares of common stock. Of the Shares, 35,000 Shares, representing 2.0% of the outstanding shares of common stock of the issuer, are held in the Roger T. Bredesen 1996 Annuity Trust dated December 20, 1996, 143,200 Shares, representing 8.3% of the outstanding common stock of the issuer, are held in the Roger T. Bredesen Income A Trust dated June 29, 1990, and 158,237 Shares, representing 8.3% of the outstanding common stock of this issuer, are held in the E. Fay Bredesen Annuity Trust dated December 20, 1996.

     E. Burke Hinds has sole power to dispose of and vote 320,057 shares of common stock.

     Except as set forth in Item 4 above, no transactions in shares of common stock have been effectuated in the past 60 days.

     E. Burke Hinds beneficially owns more than 5% of the common stock on behalf of the following income beneficiaries:



--------------------------------------------------------------------------------
NAME OF TRUST                 PERCENT OF SHARES        ON BEHALF OF INCOME
                              BENEFICIALLY OWNED       BENEFICIARY
--------------------------------------------------------------------------------
Roger T. Bredesen Income A
Trust dated June 29, 1990               8.3%           Roger T. Bredesen
--------------------------------------------------------------------------------
E. Fay Bredesen 1996 Annuity
Trust dated December 20, 1996           8.3%           E. Fay Bredesen
--------------------------------------------------------------------------------


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          N/A

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

          None.


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                                      SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                   February 12, 1997
                                               -------------------------
                                                          Date



                                               By: /s/ E. Burke Hinds
                                                  -------------------
                                                  E. Burke Hinds, Trustee